Exhibit 99.1

26 March 2024

NOTICE OF ANNUAL GENERAL MEETING

EVAXION BIOTECH A/S

16 APRIL 2024 AT 15:00 (CEST)

The board of directors hereby convenes the annual general meeting of Evaxion Biotech A/S, company registration (CVR) no. 31 76 28 63 (the “Company”), to be held on

16 APRIL 2024 AT 15:00 (CEST)

at Evaxion Biotech A/S, Dr Neergaards Vej 5F, 2970 Hørsholm, Denmark.

AGENDA

1.            Election of the chairman of the meeting

2.            The board of directors’ report on activities of the Company in the past year

3.            Presentation of the audited annual report for adoption

4.            Resolution on the appropriation of the loss recorded in the adopted annual report

5.            Election of members to the board of directors

6.            Election of auditor

7.            Any motion from the board of directors and/or the shareholders

8.            Proposal to authorize the chairman of the meeting

9.            Miscellaneous

COMPLETE PROPOSALS

1.	Election of the chairman of the meeting

The board of directors proposes that attorney-at-law Lars Lüthjohan be elected as chairman of the general meeting.

2.	The board of directors’ report on activities of the Company in the past year

Chairperson Marianne Søgaard will report on the Company’s activities for the year ended December 31, 2023.

3.	Presentation of the audited annual report for adoption

The board of directors recommends that the Company’s audited annual report for the financial year 2023 be approved. The audited annual report is available on the Company’s website.

4.	Resolution on the appropriation of the loss recorded in the adopted annual report

The board of directors proposes that the loss be carried forward to the next financial year.

5.	Election of members to the board of directors

The board of directors currently consists of the following members: Marianne Søgaard (chairperson), Lars Holtug, Roberto Prego and Niels Iversen Møller.

The board of directors proposes the re-election of Marianne Søgaard, Lars Holtug, Roberto Prego and Niels Iversen Møller.

Furthermore, the board of directors proposes that Lars Staal Wegner is elected as member of the board of directors, so that, if decided by the shareholders, the board of directors will consist of the following members:

Marianne Søgaard (Chairperson)

Lars Holtug

Robert Prego

Niels Iversen Møller

Lars Staal Wegner

A description of the proposed candidates’ qualifications, hereunder information about similar positions possessed by the candidates at the time of the annual general meeting can be found in appendix 1 attached hereto.

6.	Election of auditor

The board of directors proposes that EY Godkendt Revisionspartnerselskab, CVR no. 30 70 02 28, be re-elected as the auditor of the Company.

7.	Any motion from the board of directors and/or the shareholders

7a - proposal from the board of directors - - proposal to authorize the board of directors to issue warrants

The board of directors proposes to amend the articles of association by renewing and increasing the current authorization in article 2.5 of the articles of association to issue warrants to members of the company’s board of directors and executive management as well as key-employees, of the company or its subsidiaries and increase the share capital from a nominal value of DKK 1,000,000 to nominal value DKK 10,000,000 corresponding to 1,000,000 ADSs.

The board of directors specifically proposes that the existing authorization in article 2.5 is renewed and amended as follows:

“The board of directors is until 15 April 2029 authorized at one or more times to issue warrants to members of the company’s board of directors and executive management as well as key-employees of the company or its subsidiaries entitling the holder to subscribe for shares for a total of up to nominal value of DKK 10,000,000 without pre-emptive subscription rights for the company’s shareholders. The exercise price for the warrants issued according to this authorization shall be determined by the board of directors at market price. The board of directors shall determine the terms for the warrants issued and the distribution hereof.

At the same time, the board of directors is authorized until 15 April 2029 at one or more times to increase the company’s share capital with up to nominal value of DKK 10,000,000 without pre-emptive rights for the company’s shareholders by cash payment in order to implement the capital increase related to exercise of warrants. In accordance with this clause the board of directors may increase share capital with a minimum nominal value of DKK 1.00 and a maximum nominal value of DKK 10,000,000.

The shares issued based on exercise of warrants shall be non-negotiable instruments issued in the name of the holder and registered in the name of the holder in the company’s register of shareholders. The shares shall be subject to the same restrictions on transferability as the existing shares of the company and no shareholder shall be obliged to have the shares redeemed fully or partly. No partial payment is allowed. The shares shall be with the same rights as the existing share capital and shall not belong to a specific share class. The shares shall give rights to dividends and other rights in the company from the time of registration of the capital increase with the Danish Business Authority.”

7b - proposal from the board of directors - proposal to authorize the board of directors to issue warrants

The board of directors proposes that the General Meeting authorizes the board of directors to issue up to warrants 100,000,000 to investors, lenders, consultants and/or advisor that confer the right to subscribe shares for up to nominal DKK 100,000,000 corresponding to 10,000,000 ADSs as set out in a new article 2.11 of the articles of association with the following wording:

“The board of directors is until 15 April 2029 authorized at one or more times to issue warrants to investors, lenders, consultants and/or advisors in the company or its subsidiaries entitling the holder to subscribe for shares for a total of up to nominal value of DKK 100,000,000 without pre-emptive subscription rights for the company’s shareholders. The exercise price for the warrants issued according to this authorization shall at the time of issuance be determined by the board of directors at market price or at a discount price. The board of directors shall determine the terms for the warrants issued and the distribution hereof.

At the same time, the board of directors is authorized until 15 April 2029 at one or more times to increase the company’s share capital with up to nominal value of DKK 100,000,000 without pre-emptive rights for the company’s shareholders by cash payment in order to implement the capital increase related to exercise of warrants. In accordance with this clause the board of directors may increase share capital with a minimum nominal value of DKK 1.00 and a maximum nominal value of DKK 100,000,000. The board of directors is authorized to make the required amendments to the articles of association if the authorization to increase the share capital is used and to cause such shares to be deposited with a depositary bank and the simultaneous issuance of American Depositary Shares.

The shares issued based on exercise of warrants shall be non-negotiable instruments issued in the name of the holder and registered in the name of the holder in the company’s register of shareholders. The shares shall be subject to the same restrictions on transferability as the existing shares of the company and no shareholder shall be obliged to have the shares redeemed fully or partly. No partial payment is allowed. The shares shall be with the same rights as the existing share capital and shall not belong to a specific share class. The shares shall give rights to dividends and other rights in the company from the time of registration of the capital increase with the Danish Business Authority.”

7c - proposal from the board of directors - Proposal to authorize the board of directors to increase the share capital

The board of directors proposes to amend the articles of association by increasing the current authorization in article 3.1 of the articles of association to increase the company’s share capital without pre-emptive subscription rights for the company’s shareholders and increase the share capital from a nominal value of DKK 32,756,540 to nominal value DKK 80,000,000 corresponding to 8,000,000 ADSs.

The board of directors specifically proposes that the existing authorization in article 3.1 is amended as follows:

“The board of directors is until 1 May 2027 authorized at one or more times to increase the company’s share capital by up to nominal DKK 80,000,000 without pre-emptive subscription rights for the company’s shareholders. Capital increases according to this authorization must be carried out by the board of directors by way of cash contributions. The shares may be issued at market price or at a discount to the listed price of the ADSs as determined by the board of directors. The board of directors is authorized to make the required amendments to the articles of association if the authorization to increase the share capital is used and to cause such shares to be deposited with a depositary bank and the simultaneous issuance of American Depositary Shares representing such shares.

For shares issued pursuant to this section 3.1 the following shall apply: The new shares shall be non-negotiable instruments issued in the name of the holder and registered in the name of the holder in the company’s register of shareholders. The new shares shall be subject to the same restrictions on transferability as the existing shares of the company and no shareholder shall be obliged to have the shares redeemed fully or partly. No partial payment is allowed. The shares shall be with the same rights as the existing share capital and shall not belong to a specific share class. The shares shall give rights to dividends and other rights in the company from the time of registration of the capital increase with the Danish Business Authority.”

7d - proposal from the board of directors - proposal to authorize the board of directors to purchase shares or American Depositary Shares

The board of directors proposes that the following authorization is adopted:

The board of directors is authorized, in accordance with the Danish Companies Act, section 198, during the period undtil 15 April 2029 on one or more occasions to purchase up to nominal DKK 1,000,000 shares and/or 100,000 American Depositary Shares representing such amount of shares in the Company as treasury shares / ADSs. The minimum price per share shall be DKK 1 and the maximum price per share shall not exceed the market price.

8.	Proposal to authorize the chairman of the meeting

The board of directors proposes to authorize the chairman of the meeting (with a right of substitution) on behalf of the Company to apply the Danish Business Authority for registration of the resolutions passed by the General Meeting and in this connection to make any such amendments to the documents prepared for such resolutions that may be required for registration with the Danish Business Authority.

9.	Miscellaneous

Hørsholm, Denmark, 26 March 2024
The board of directors of Evaxion Biotech A/S

/s/ Marianne Søgaard
Marianne Søgaard
Chairperson of the board of directors

Further information

Adoption requirements

The proposal under the agenda’s item 7a may be adopted by a majority of not less than two thirds of all votes cast and of the share capital represented at the general meeting.

The proposals under agenda item 7b and 7c may be adopted by a majority of not less than nine tenths of all votes cast and of the share capital represented at the general meeting.

The proposals contained in items 1-6, 7d and 8 may be adopted by a simple majority of the votes cast.

Share capital and voting rights

The Company’s nominal share capital currently amounts to DKK 52,150,546 divided into 52,150,546 shares of DKK 1.00 nominal value. At the annual general meeting, each share carries one vote.

The right of a shareholder to attend the annual general meeting and to vote in respect of his/her shares is determined on the basis of the shares held by the shareholder at the record date. The shareholdings and voting rights are calculated on the basis of entries in the register of shareholders and any notice of ownership received by the Company for the purpose of registration in the register of shareholders.

The record date is 9 April 2024.

Furthermore, participation is conditional upon the shareholder having timely notified the Company of his/her attendance as described below.

Attendance and admission

Shareholders, proxies and any accompanying advisor wishing to attend the annual general meeting in person must have an admission card. Admission cards may be ordered on the website of Computershare A/S: www.computershare.com.

Admission cards must be ordered no later than 12 April 2024 at 23:59 (CEST).

Proxy

Shareholders can vote by proxy no later than 12 April 2024 at 23:59 (CEST).

The proxy can be submitted in writing by using the proxy form which is attached to the convening notice and can be downloaded from the Company’s website: www.evaxion-biotech.com. If the form is used, it must be completed, signed and forwarded to Computershare A/S, Lottenborgsvej 26 D, 1st floor, DK-2800 Kgs. Lyngby, Denmark, by mail. Computershare must receive completed proxy forms no later than 12 April 2024 at 23:59 (CEST).

Proxies may also be granted electronically on the website of Computershare, www.computershare.dk, by using a Computershare username and password. Usernames and passwords will be sent to all shareholders by email. Electronic proxies must be granted no later than 12 April 2024 at 23:59 (CEST).

Votes by correspondence

Shareholders can vote by correspondence no later than 15 April 2024 at 11:59 (CEST).

The vote by correspondence can be submitted in writing by using the correspondence form which is attached to convening notice and can be downloaded from the Company’s website: www.evaxion-bio-tech.com. If the form is used, it must be completed, signed and forwarded to Computershare A/S, Lotten-borgsvej 26 D, 1st floor, DK-2800 Kgs. Lyngby, Denmark, by mail.

Electronic voting

It is also possible to vote electronically on the website of Computershare A/S, www.computershare.dk, by using a Computershare username and password.

Additional information

On the Company’s website, www.evaxion-biotech.com, the following information is available:

—            The notice convening the annual general meeting (the agenda/the complete proposals)

—            The annual report 2023 (on 27 March 2024 at the latest)

—            The proxy and vote by correspondence form

—            Information about the nominated candidates to the board of directors (Appendix 1)

The convening notice will also be forwarded in writing to all shareholders recorded in the register of shareholders who have requested such notification.

The annual general meeting will be conducted in English according to section 4.8 of the Company’s articles of association.

APPENDIX 1

Information about the proposed candidates

The information on the following pages describes the competencies and directorships with other Danish and foreign listed and unlisted companies and organizations as disclosed by the board member candidates.

Marianne Søgaard

Chairperson

Marianne Søgaard (born 1968, Danish nationality) has been a member of the board of directors of the Company since 2020 and is the chairperson of the board of directors. Marianne Søgaard joined the Company in 2018 as an executive and legal advisor and in November 2020 she was elected and became the chairperson of the board of directors.

In 1996, Marianne Søgaard joined Kammeradvokaten/Law Firm Poul Schmith where she worked for more than 20 years as a lawyer, primarily working with technology and processes to acquire technology solutions. For more than 17 years, Ms. Søgaard was a partner at Kammeradvokaten/Law Firm Poul Schmith and from January 2014 to March 2017 she served on the board of directors of the law firm.

In 2022, Marianne Søgaard was appointed member of Statens IT-Råd.

Marianne Søgaard received her Master of Law degree from Aarhus University in 1993.

Current directorships in other companies:

—            Garbanzo ApS

—            Altapay A/S

—            DBA-2 ApS

—            Svend Jansen A/S

—            PiiGuard ApS

—            Flowering ApS

Roberto Prego

Board member

Roberto Prego (born 1970, Venezuela and USA nationality) has been a member of the board of directors of the Company since 2018.

Roberto Prego has over 20 years of pharmaceutical experience and was one of our first outside investors. Mr. Prego was with Teva Venezuela as its General Manager from 1998 to 2012 and as head of the Latin American Region for Teva from 2011 to 2015. Since 2015, he has served as the General Manager of Viax Dental Technologies, a research and development venture firm in the dental field.

Roberto Prego has a B.S. in Economics from Universidad Católica Andrés Bello in Caracas, Venezuela and an M.B.A. from Fuqua School of Business at Duke University.

Mr. Prego currently does not have any directorships in other companies.

Lars Holtug
Board member

Lars Holtug (born 1958, Danish nationality) has been a member of the board of directors of the Company since 2021.

Mr. Holtug was a partner at PricewaterhouseCoopers Statsautoriseret Revisionspartnerselskab (“PwC”), from 1993 to 2015.

Previously, Mr. Holtug was Chairman of PwC in Denmark from 2005 to 2009. From 2004 to 2015, Mr. Holtug was a member of the Danish Commercial Appeals Board (Erhvervsankenaevnet) and a board member of the Danish Company law association (Dansk Forening for Selskabsret). He was also a member of the Accounting Standards Board of the Federation of State Authorized Accountants in Denmark (Foreningen af Statsautoriserede Revisorer) from 1998 to 2002, and a member of the Auditing Standards Board from 1993 to 1998.

Mr. Holtug holds an M.Sc. from Copenhagen Business School and is educated as a state authorized public accountant in Denmark.

Current directorships in other companies:

—	Gaming Investment A/S (including subsidiaries) (chairman)

—	MTI Caretag Invest A/S (chairman)

—	Ascendis Pharma A/S (quoted Nasdaq US), including Chairman Audit Committee and member Remuneration Committee. Board member

—	Domus Insurance/Frida Forsikringsagentur, including Audit Committee Chair

—	LH2022 ApS

Niels Iversen Møller
Board member

Niels Iversen Møller, M.D. (born 1978, Danish nationality) has been a member of the board of directors of the Company since 2022.

Dr. Møller, is one of the Company’s co-founders. From the Company’s inception in 2008 until August 2017, Dr. Møller was our Chief Executive Officer and in 2016, he was awarded “CEO of the Year” in the vaccine industry by European CEO. From August 2017 to April 2022, Dr. Møller served as the Company’s Chief Business Officer, and from November 2021 to April 2022, Dr. Møller also served as the Company’s Interim Chief Financial Officer.

Prior to founding Evaxion Biotech A/S, he was a Medical Director within the area of Companion Diagnostics for Medical Prognosis A/S from 2009 to 2011, and he was a Medical Advisor within the area of cancer and biopharmaceuticals for AstraZeneca from 2008 to 2009. Dr. Møller began this career at Servier Pharmaceuticals as Marketing Manager.

Dr. Møller received his M.D. from the University of Copenhagen and his BA in Economics from Copenhagen Business School.

Dr. Møller currently does not have any directorships in other companies.

Lars Staal Wegner
Board member

Lars Staal Wegner, M.D. (born 1974, Danish nationality), has previously been Chairman (2013-2014), board member (2015-2016) and CEO of Evaxion (2017-2022).

Lars Staal Wegner, M.D., Partner at Bristlecone Pacific, a venture capital firm that invests evidence-based solutions to extend healthy human lifespan. As board member of Evaxion, Dr. Wegner draws on his deep experience in artificial intelligence and biotechnology finance, business development, and research. He has helped build numerous companies within the biotech, diagnostics, and IT spaces, and sits on multiple boards. Earlier in his career he held different roles of increasing responsibility at Bavarian Nordic A/S, including as Vice President Commercial Affairs, during which time he contributed to the development of the company’s ebola vaccine as well as different previous roles in Pfizer.

Lars Staal Wegner, M.D received his M.D. from the University of Southern Denmark.

Current directorships in other companies:

—	Turbine AI
—	PII guard ApS
—	Q-life Holding AB
—	Steels Holding 2 ApS